Cementos Lima S.A.

[redacted]

05006997

RECEIVED
2005 APR -5 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

VAL-032-05
March 30,

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Summons to the Obligatory Annual Meeting of Shareholders to be held on March 28, 2005 according to resolution adopted at the March 16, 2005 Board of Directors' Meeting.

   Date: filed with CONASEV on March 17, 2005 and published in "El Peruano" (Official Bulletin) and "Expreso" on March 16, 2005.

   Required by: CONASEV

2. Summary of resolutions adopted at the March 28, 2005 Obligatory Annual Meeting of Shareholders.

   Date: filed with CONASEV on March 28, 2005.

   Required by: CONASEV

PROCESSED
APR 06 2005
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

**FILE N°
82-3911**

GF.0020.05

Lima, March 17, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-95-EF/94.10, we inform you as "Important Notice" about the resolution adopted by the Board of Directors' Meeting held on March 16, 2005:

Summon to the Obligatory Annual Meeting of Shareholders to be held on Monday, March 28, 2005, at 12.00 a.m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Thursday, March 31, 2005 at 12.00 a.m. at the same place with the same agenda. This agenda will be:

a) Annual Report and Financial Statements for the Fiscal Year 2004.
b) Appointment of Outside Auditors.

In like manner, we are attaching the following documents:

1. Audited Financial Information (Opinion, Financial Statements and Notes) as of December 31, 2004.

2. Annual Report, according to Art. 222 of the General Corporate Law, Law 26887.

Cemento Lima S.A.

3. Corporate Social Responsibility 2004 Report.

4. Annual Information Document, prepared according to the Manual for Preparing Annual Reports and Common Norms to determine the Content of Informative Documents, approved by General Management Resolution N° 211-98-EF/94.11.

All these documents will be submitted for approval to the Obligatory General Meeting of Shareholders.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

"EL PERUANO"/Official Bulletin   Lima, Friday March 18, 2005

"EXPRESO"   Lima, Friday March 18, 2005

CEMENTOS LIMA S.A.

OBLIGATORY ANNUAL MEETING OF SHAREHOLDERS

The shareholders of CEMENTOS LIMA S.A. are hereby summoned to the Obligatory Annual Meeting of Shareholders to be held on Monday, March 28, 2005 at 12.00 m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, to deal with the following matters:

1. Annual Report and Financial Statements for the Fiscal Year 2004.
2. Appointment of Outside Auditors.

The registration of shares will be accepted at the same office, Securities Department, up to 12.00 b.m. of Wednesday, March 23, 2005. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Thursday, March 31, 2005 at 12.00 m. at the same place with the same agenda, and the registration of shares will be extended until 12.00 m. of Wednesday 30th of the same month.

Lima, March 16, 2005

THE BOARD OF DIRECTORS

FILE: TRAJUN

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0033.05
Lima, March 28, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolutions adopted by the Obligatory Annual Meeting of Shareholders held on March 28, 2005:

1. Approve the Annual Report 2004 and its enclosure the Corporate Social Responsibility 2004 Report as well as the Balance Sheet and related statements of Profit and Loss, Changes in Stockholders' Equity and Cash Flow for the fiscal years 2004 and 2003, duly reviewed by the independent auditors Messrs. MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (Members of ERNST & YOUNG).

2. **Appointment of Independent Auditors**
   The Shareholders' Meeting agreed to delegate on the Board of Directors the appointment of independent auditors for the Fiscal Year 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRACON6

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293